August 19, 2025

Gregory Weaver
Chief Financial Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, MD 20878

       Re: Altimmune, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-32587
Dear Gregory Weaver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences